Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization
Good Fortune Supermarket San Gabriel, LP	California
Good Fortune Supermarket of Monrovia, LP	California
Super HK of El Monte, Inc.	California
GF Supermarket of MP, Inc.	California